AUDITED FINANCIAL STATEMENTS

OF

AVALON.AI, LLC

AS OF DECEMBER 31, 2023, and 2022



BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERRY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

AVALON.AI, LLC,

TABLE OF CONTENTS	Page

Report of Independent Accountants	1
Financial Statements:	
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Avalon.AI, LLC

We have audited the financial statements of AVALON.AI, LLC., ("AVALON") which comprise the balance sheet as of December 31, 2023, and 2022, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of AVALON as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

This accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 of the financial statements, the company has incurred losses from inception and has indicated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of AVALON and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing AVALON's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

May xx, 2024
VA 134338

2

AVALON.AI, LLC.
BALANCE SHEET

ASSETS		December 31, 2023		December 31, 2022
CURRENT ASSETS				
Cash in Bank	$	12,206	$	77
Prepaid Expenses		-		-
Due From Affiliates		-		-
Total Current Assets		12,206		77
OTHER ASSETS				
Avalon Software (IP)		578,200		578,200
Software Development		596,969		462,969
Amortization		(211,988)		(92,594)
Net Fixed Assets		963,181		948,575
TOTAL ASSETS	$	975,387	$	948,652
LIABILITIES AND STOCKHOLDERS' DEFICIT				
LONG-TERM LIABILITIES				
Convertible Notes		515,000		515,000
Total Long-Term Liabilities		515,000		515,000
TOTAL LIABILITIES	$	515,000	$	515,000
Stockholders' Deficit				
Capital stock		1,525		125
Paid-in capital		1,000,100		1,000,100
Accumulated deficit		(566,573)		(449,109)
Net Income		25,335		(117,464)
Total Stockholders' Deficit		460,387		433,652
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	975,387	$	948,652

See independent auditor's report and notes to financial statements.

AVALON.AI, LLC
STATEMENT OF OPERATIONS

	For the Year Ended December 31,	
	2023	2022
Revenue	$ 220,400	$ 52,063
Operating Expenses		
Advertising and marketing	125	2,500
Amortization	119,394	92,594
Bank charges and fees	246	335
Consulting fees	11,200	-
Contractors	56,990	59,090
Insurance	2,685	903
Legal and Professional services	3,000	12,909
Office supplies and software	975	300
Other business expenses	-	896
Repairs and maintenance	450	-
Total other expenses	195,065	169,527
Net Income (Loss)	$ 25,335	$ (117,464)

AVALON.AI, LLC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
AS OF DECEMBER 31, 2023, AND 2022

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2023	$ 125	$ 1,000,100	$ (566,573)	$ 433,652
Issuance of Stock	1,400	-	-	1,400
Net Loss	-	-	25,335	25,335
Balance at December 31, 2023	$ 1,525	$ 1,000,100	$ (541,238)	$ 460,387

AVALON.AI, LLC.
STATEMENTS OF CASH FLOW

| | For the Year Ended December 31, | |
	2023	2022
Cash flows from operating activities:		
Net Income (loss)	$ 25,335	$ (117,464)
Adjustment to reconcile net loss to net cash		
Amortization	119,394	92,594
Net cash used in operating activities	144,729	(24,870)
Cash flows from investing activities:		
Avalon Software	-	(578,200)
Development Cost	(134,000)	(462,969)
Net cash flows provided by (used in) investing activities	(134,000)	(1,041,169)
Cash flows from financing activities:		
Convertible Notes	-	515,000
Investment	1,400	1,000,100
Net cash flows from financing activities:	1,400	1,515,100
Net change in cash	12,129	449,061
Cash, Beginning of period	77	(448,984)
Cash, Ending of period	$ 12,206	$ 77
Cash paid for interest	$ -	$ -

AVALON.AI, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational History

The Company was incorporated in Florida in March of 2020 in the midst of the Global Pandemic with the goal being the first AI company to effectively reduce Opioid prescribing habits at the point of care at hospital systems and Ambulatory Surgery Centers (ASCs) throughout the country. We accomplished this and continue to work with many of the country's largest hospital systems in supporting their overall Opioid Reduction Programs. It was in this role where we realized that Avalon.AI was quite astute at identifying best performing physicians based on prescribing habits. In January of 2023, we pivoted and dedicated all our resources to building a new technology platform targeting self-insured companies in identifying best performing physicians for all employees at these companies. Virtually all Americans. Since then, we are very far along with our tech build-out and sales efforts and should reach our sales and revenue forecast post our Reg C raise at $25,000,000.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company's financial position and the operating results and cash flows.

Cash Equivalents

All highly liquid investments with an original maturity of 90 days or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents. The Company cash equivalents of $12,206 and $77 on December 31, 2023, and 2022, respectively.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes ("ASC 740").* Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that is included in the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since 2015.

Software Development

Avalon.AI is the first company to use data analytics and AI to effectively identify the best performing physicians and provide these physicians for all employees at Self-Insured companies throughout the US. Virtually all Americans. We have assembled an amazing tech team behind the leadership of our CTO. Our data partners have been in the data analysis sector for 20+ years and our platform are built with DataBricks, a highly recognized and respected AI platform. We plan to build out V2 following the Reg C Raise that will substantially integrate AI to generate best practices for prescribing habits and other clinical applications.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

In December of 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The company is currently evaluating the potential impact of adopting this standard on our disclosures.

In October 2021, the FASB issued ASU No. 2021-07, *Stock Compensation* (Topic 718) Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which allows a nonpublic entity to determine the current price input of a share option using the "reasonable application of a reasonable valuation method," which is determined as of the award's measurement date, taking into consideration certain factors. The Company took advantage of the guidance, relying primarily on "Recent arm's-length transactions involving the sale or transfer of the entity's stock or equity interests" when valuing options and warrants.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU's amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company has determined that the adoption of this guidance has no impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses* (Topic 326) and *Leases* (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, *Leases* (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments became effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on our consolidated financial statements and related disclosures.

In February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. This ASU codifies FASB Accounting Standards Codification (ASC) 842, *Leases*, and makes conforming amendments to other

FASB ASC topics. FASB ASU No. 2016-02 was subsequently amended. The Company has not yet adopted this guidance.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Company's financial statements.

NOTE 2 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

As of December 31, 2023, the Company had an accumulated deficit of $435,238 and a working capital of $12,206. During the year ended December 31, 2023, the Company recorded a profit of $25,335 and used cash in operating activities of $144,729. As of December 31, 2023, the Company had cash of $12,206. This accumulated deficit was attributed to two tech builds – 1). Opioid Reduction Technology at the point of care dedicated to the aggregation of opioid prescribing for all procedures at hospital systems and ASCs throughout the country and 2). Technology developed to identify the best performing physicians of all specialties throughout the US. Both technologies are IP protected and 100% owned by Avalon.AI. These conditions do not raise any doubt about the Company's ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to continue to fund operations and also to expand operations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily represent realizable or settlement values. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Parties, which can be corporations or individuals, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. As of the date of financial statements, there were no related party transactions.

NOTE 4 – CONVERTIBLE NOTES PAYABLE AND NOTES PAYABLE

Avalon.AI conducted a friends and family round to build its first technology focusing on Opioid Reduction. Our structure for the raise was Convertible Notes that will be transferred to equity following the CF raise.

NOTE 5 – CAPITAL STOCK

Avalon.AI has authorized common stock for investors and stakeholders as part of the Reg C capital raise.

NOTE 6 –SUBSEQUENT EVENTS

Avalon.AI has embarked upon building its new technology targeting self-insured companies throughout the US that will identify the best performing physicians based on data and AI. In this capacity, we forecast to hit $25mm following our Reg C raise as funds will be allocated to marketing and sales efforts, management, and additional tech builds.